Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

July 9, 2018

VIA EDGAR AND OVERNIGHT MAIL

Ms. Sandra Hunter Berkheimer

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC Offering Statement on Form 1-A

Post-Qualification Amendment No. 7
Letter dated July 3, 2018
File No. 024-10492

Dear Ms. Berkheimer:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 3, 2018 (the “Comment Letter”) with respect to Post Qualification Amendment No. 7 to the Company’s Offering Statement on Form 1-A (File No. 024-10492) filed with the Commission on June 4, 2018, relating to the Company’s offering of up to $15,113,931 in common shares (the “Offering Statement”).

Attached as Exhibit A is a draft response letter and attached as Exhibit B are proposed revisions to Amendment No. 6 to the Offering Statement (rather than Amendment No. 7 where we included an alternate dispute resolution procedure) in bold underlined font (for added text) and strikethrough font (for deleted text) in response to the Staff’s Comment Letter. Once the Company receives further comments or sign-off from the Staff in connection with these proposed revisions, the Company will file an amended Offering Statement.

* * * * *

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 9, 2018

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 9, 2018

Exhibit A

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 9, 2018

July 9, 2018

VIA EDGAR AND OVERNIGHT MAIL

Ms. Sandra Hunter Berkheimer

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC Offering Statement on Form 1-A

Post-Qualification Amendment No. 7
Letter dated July 3, 2018
File No. 024-10492

Dear Ms. Gowetski:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 3, 2018 (the “Comment Letter”) with respect to Post-Qualification Amendment No. 7 to the Company’s Offering Statement on Form 1-A (File No. 024-10492) filed with the Commission on June 4, 2018, relating to the Company’s offering of up to $15,113,931 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 9, 2018

Please note that the revised language discussed below has been reflected in the Amended Filing in both the “Risk Factor” section referenced in the Staff’s comments as well as the “How to Subscribe” section and the Subscription Agreement where the applicable concepts appear.

Risk Factors, page 26

Risks Related to Our Organization and Structure, page 48

“By purchasing shares in this offering you are bound by the dispute resolution provisions…”, page 53

1.	We note your response to our prior comment 1. Please revise, as applicable, to provide separate risk factor disclosure addressing the difference between primary and secondary purchasers, and provide further details on how this will be implemented and impact shareholders. For example purposes only, to the extent it creates two classes of shareholders with different rights, please clarify. Please also address whether the waiver will apply to all shares in the situation where a single purchaser buys shares in both the primary offering and on the secondary market.

Response to Comment No. 1

The Company has advised that it has determined to eliminate the arbitration provisions rather than continue to refine its disclosure regarding its proposed dispute resolution provisions in response to the Staff’s comments. In this regard, we have revised the last filing of the Offering Statement to eliminate all references to arbitration. The pages of the Offering Statement that have been revised to reflect the elimination of arbitration are shown in the attached pages which are the blacklined pages of the Offering Statement that will be revised to reflect this change.

2.	We note your response to our prior comment 4 in which you indicate that you have no reason to believe that the dispute resolution provisions are not enforceable based on “discussions with and research performed by [your] counsel.” Please revise to expand your disclosure to provide clear and comprehensive information regarding the basis that there is “no reason to believe” that the provisions are not enforceable. Please also revise your disclosure to acknowledge the risk that the dispute resolution provisions may be unenforceable.

Response to Comment No. 2

See response to Comment #1 above.

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 9, 2018

3.	We note your draft revisions for page 181 in which you propose to add two paragraphs of disclosure. Should you retain this disclosure, please revise this section to balance the added information with risk factor disclosure about the ways in which the dispute resolution provisions could be problematic for shareholders or include a cross-reference to the risk factor discussion.

Response to Comment No. 3

See response to Comment #1 above.

* * * * *

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 9, 2018

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Rise Companies Corp.

Matthew Schoenfeld, Esq.

Goodwin Procter LLP

Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

Exhibit B

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 9, 2018

Revisions to Pages 53_of Amendment No. 6 to the Offering Statement_- Risk Factors

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any shares we issue in the future. Under our operating agreement, we have authority to issue an unlimited number of additional common shares or other securities, although, under Regulation A, we are only allowed to sell up to $50 million of our shares in any 12 month period (although we may raise capital in other ways). In particular, our Manager is authorized, subject to the restrictions of Regulation A and other applicable securities laws, to provide for the issuance of an unlimited amount of one or more classes or series of shares in our Company, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without shareholder approval. After your purchase in this offering, our Manager may elect to (i) sell additional shares in this or future public offerings, (ii) issue equity interests in private offerings, or (iii) issue shares to our Manager, or its successors or assigns, in payment of an outstanding fee obligation. To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

By purchasing shares in this offering, you are bound by the arbitration provisions contained in our subscription agreement which limits your ability to bring class action lawsuits or seek remedy on a class basis, including with respect to securities law claims.

By purchasing shares in this offering, investors agree to be bound by the arbitration provision contained in our subscription agreement. Such arbitration provision applies to all claims that may be made regarding this offering, our ongoing operations and management of our investments, among other things, and limits the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis.

By agreeing to be subject to the arbitration provisions contained in our subscription agreement, you are severely limiting your rights to seek redress against us in court. For example, you may not be able to pursue litigation for any claim in state or federal courts against us, our manager, our sponsor, or their respective directors or officers, including with respect to securities law claims, and any awards or remedies determined by the arbitrators may not be appealed. In addition, arbitration rules generally limit discovery, which could impede your ability to bring or sustain claims, and the ability to collect attorneys' fees or other damages may be limited in the arbitration, which may discourage attorneys from agreeing to represent parties wishing to commence such a proceeding.

Specifically, under Section 13 of our subscription agreement (the “Arbitration Provision”), either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration. We have not determined whether we will exercise our right to demand arbitration but reserve the right to make that determination on a case by case basis as claims arise. In this regard, the Arbitration Provision is similar to a binding arbitration provision as we are likely to invoke the Arbitration Provision to the fullest extent permissible.

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 9, 2018

Any arbitration brought pursuant to the Arbitration Provision must be conducted in the District of Columbia, in the Washington, DC metropolitan area. The term “Claim” as used in the Arbitration Provision is very broad and includes any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and us (or persons claiming through or connected with us), on the other hand, relating to or arising out of your subscription agreement, the Fundrise Platform, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court) the validity or enforceability of the Arbitration Provision, any part thereof, or the entire subscription agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of the Arbitration Provision is to be given the broadest possible interpretation that will permit it to be enforceable. We have no reason to believe that the Arbitration Provision is not enforceable under federal law, the laws of the State of Delaware, the laws of the District of Columbia, or under any other applicable laws or regulations.

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 9, 2018

Revisions to Page 181 of Amendment No. 6 to the Offering Statement_- How to Subscribe – Dispute Resolution Provisions/Waiver of Right to Class Action

Arbitration Provision

By purchasing shares in this offering, investors agree to be bound by the arbitration provision contained in our subscription agreement. Such arbitration provision applies to all claims that may be made regarding this offering, our ongoing operations and management of our investments, among other things, and limits the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis.

By agreeing to be subject to the arbitration provisions contained in our subscription agreement, you are severely limiting your rights to seek redress against us in court. For example, you may not be able to pursue litigation for any claim in state or federal courts against us, our manager, our sponsor, or their respective directors or officers, including with respect to securities law claims, and any awards or remedies determined by the arbitrators may not be appealed. In addition, arbitration rules generally limit discovery, which could impede your ability to bring or sustain claims, and the ability to collect attorneys' fees or other damages may be limited in the arbitration, which may discourage attorneys from agreeing to represent parties wishing to commence such a proceeding.

Specifically, under Section 13 of our subscription agreement (the “Arbitration Provision”), either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration. We have not determined whether we will exercise our right to demand arbitration but reserve the right to make that determination on a case by case basis as claims arise. In this regard, the Arbitration Provision is similar to a binding arbitration provision as we are likely to invoke the Arbitration Provision to the fullest extent permissible.

Any arbitration brought pursuant to the Arbitration Provision must be conducted in Washington, D.C. The term “Claim” as used in the Arbitration Provision is very broad and includes any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and us (or persons claiming through or connected with us), on the other hand, relating to or arising out of your subscription agreement, the Fundrise Platform, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court) the validity or enforceability of the Arbitration Provision, any part thereof, or the entire subscription agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of the Arbitration Provision is to be given the broadest possible interpretation that will permit it to be enforceable. We have no reason to believe that the Arbitration Provision is not enforceable under federal law, the laws of the District of Columbia or under any other applicable laws or regulations.

Before purchasing shares, a potential investor must acknowledge, understand, and agree that: (a) arbitration is final and binding on the parties; (b) the parties are waiving their right to seek remedies in court, including the right to jury trial; (c) pre-arbitration discovery is generally more limited than and potentially different in form and scope from court proceedings; (d) the final award by the arbitrator is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of a ruling by the arbitrators is strictly limited; and (e) the panel of arbitrators may include a minority of persons engaged in the securities industry. Such arbitration provision limits the rights of an investor to some legal remedies and rights otherwise available.

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 9, 2018

LEGAL MATTERS

Certain legal matters, including the validity of common shares offered hereby, have been passed upon for us by Goodwin Procter LLP.

EXPERTS

The balance sheets of Fundrise Real Estate Investment Trust, LLC as of December 31, 2017 and December 31, 2016 included in this offering circular and elsewhere in the offering statement has been so included in reliance upon the report of RSM US LLP, independent auditor, upon the authority of said firm as experts in accounting and auditing in giving the said report.

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 9, 2018

Revisions to Page A-1 of Amendment No. 6 to the Offering Statement_- Appendix A – Form of Subscription Agreement

APPENDIX A

FORM OF SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

FOR Qualified Purchasers

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

A DELAWARE LIMITED LIABILITY COMPANY

This is a Subscription for

Common Shares of

Fundrise Real Estate Investment Trust, LLC (“Fundrise”)

NOTICE REGARDING AGREEMENT TO ARBITRATE

THIS OFFERING MEMORANDUM REQUIRES THAT ALL INVESTORS ARBITRATE ANY DISPUTE ARISING OUT OF THEIR INVESTMENT IN THE COMPANY. ALL INVESTORS FURTHER AGREE THAT THE ARBITRATION WILL BE BINDING AND HELD IN WASHINGTON, D.C. EACH INVESTOR ALSO AGREES TO WAIVE ANY RIGHTS TO A JURY TRIAL. OUT OF STATE ARBITRATION MAY FORCE AN INVESTOR TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. OUT OF STATE ARBITRATION MAY ALSO COST AN INVESTOR MORE TO ARBITRATE A SETTLEMENT OF A DISPUTE.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISION CONTAINED IN OUR SUBSCRIPTION AGREEMENT, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 9, 2018

Revisions to Page A-13 and A-14 of Amendment No. 6 to the Offering Statement_- Appendix A – Form of Subscription Agreement

12.	Limitations on Damages. IN NO EVENT SHALL FUNDRISE BE LIABLE TO THE SUBSCRIBER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING SHALL BE INTERPRETED AND HAVE EFFECT TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, RULE OR REGULATION.

13.	Arbitration.

(a) Either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this Section 13 (this “Arbitration Provision”). The arbitration shall be conducted in Washington, DC. As used in this Arbitration Provision, “Claim” shall include any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and Fundrise (or persons claiming through or connected with Fundrise), on the other hand, relating to or arising out of this Agreement, any Common Share, the Site, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of Section (e) below) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.

(b) The party initiating arbitration shall do so with the American Arbitration Association (the “AAA”) or JAMS. The arbitration shall be conducted according to, and the location of the arbitration shall be determined in accordance with, the rules and policies of the administrator selected, except to the extent the rules conflict with this Arbitration Provision or any countervailing law. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to countervailing law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply.

(c) If we elect arbitration, we shall pay all the administrator’s filing costs and administrative fees (other than hearing fees). If you elect arbitration, filing costs and administrative fees (other than hearing fees) shall be paid in accordance with the rules of the administrator selected, or in accordance with countervailing law if contrary to the administrator’s rules. We shall pay the administrator’s hearing fees for one full day of arbitration hearings. Fees for hearings that exceed one day will be paid by the party requesting the hearing, unless the administrator’s rules or applicable law require otherwise, or you request that we pay them and we agree to do so. Each party shall bear the expense of its own attorney’s fees, except as otherwise provided by law. If a statute gives you the right to recover any of these fees, these statutory rights shall apply in the arbitration notwithstanding anything to the contrary herein.

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 9, 2018

(d) Within 30 days of a final award by the arbitrator, a party may appeal the award for reconsideration by a three-arbitrator panel selected according to the rules of the arbitrator administrator. In the event of such an appeal, an opposing party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider de novo all aspects of the initial award that are appealed. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator’s rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the “FAA”), and may be entered as a judgment in any court of competent jurisdiction.

(e) We agree not to invoke our right to arbitrate an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT.

(f) Unless otherwise provided in this Agreement or consented to in writing by all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. Unless consented to in writing by all parties to the arbitration, an award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this sub-section (e), and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this sub-section (e) shall be determined exclusively by a court and not by the administrator or any arbitrator.

(g) This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

(h) This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party hereto or other party; and (iii) any transfer of any loan or Common Share or any amounts owed on such loans or notes, to any other party. If any portion of this Arbitration Provision other than sub-section (e) is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If arbitration is brought on a class, representative, or collective basis, and the limitations on such proceedings in sub-section (e) are finally adjudicated pursuant to the last sentence of sub-section (e) to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 9, 2018

(i) The Subscriber acknowledges, understands and agrees that: (a) arbitration is final and binding on the parties; (b) the parties are waiving their right to seek remedies in court, including the right to jury trial; (c) pre-arbitration discovery is generally more limited than and potentially different in form and scope from court proceedings; (d) the final award by the arbitrator is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of a ruling by the arbitrators is strictly limited; and (e) the panel of arbitrators may include a minority of persons engaged in the securities industry.

1413.	Waiver of Court & Jury Rights. THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE NOTES OR ANY OTHER AGREEMENTS RELATED THERETO.

1514.	Authority. By executing this Agreement, you expressly acknowledge that you have reviewed this Agreement and the Offering Circular for this particular subscription.

[Signature page to follow]